SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                CareInsite, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14170M106
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                                 (CUSIP Number)

                                  June 16, 1999
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

        |_|       Rule 13d-1(b)
        |_|       Rule 13d-1(c)
        |X|       Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)

CUSIP No.  14170M106                   13G                     Page 2 of 5 Pages
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      1     Names of Reporting Persons:

            Medical Manager Corporation

            I.R.S. Identification Nos.  of Above Persons (entities only):

            22-2975182
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      2     Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)  |_|
            (b)  |_|
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      3     SEC Use Only

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      4     Citizenship or Place of Organization:

            Delaware
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                        5  Sole Voting power:            50,763,375
    Number of Shares    --------------------------------------------------------
      Beneficially      6  Shared Voting Power:          0
      Owned by Each     --------------------------------------------------------
    Reporting Person    7  Sole Dispositive Power:       50,763,375
          With          --------------------------------------------------------
                        8  Shared Dispositive Power:     0
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       9   Aggregate Amount Beneficially Owned by Each Reporting Person:

           50,763,375
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      10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)                       |_|
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      11   Percent of Class Represented by Amount in Row 9:

           68.5%
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


CUSIP No.  14170M106                   13G                     Page 3 of 5 Pages
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       12     Type of Reporting Person:

              CO
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Item 1(a).    Name of Issuer:

              CareInsite, Inc., a Delaware corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              669 River Drive, River Drive Center II, Elmwood Park, New Jersey 07407

Item 2(a).    Name of Person Filing:

              Medical Manager Corporation

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              669 River Drive, River Drive Center II, Elmwood Park, New Jersey 07407

Item 2(c).    Citizenship:

              Medical Manager Corporation is incorporated under the laws of the State of Delaware

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:

              14170M106

Item 3.

              Not Applicable

Item 4.       Ownership.

         (a) Amount Beneficially Owned:     50,763,375
         (b) Percent of Class:      68.5%
         (c) Number of Shares as to which such person has:

              (i) sole power to vote or to direct the vote:   50,763,375
              (ii)shared power to vote or to direct the vote: 0

CUSIP No.  14170M106                   13G                     Page 4 of 5 Pages
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            (iii) sole power to dispose or to direct the disposition 50,763,375
            (iv)  shared power to dispose or to direct the disposition of:    0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         Not Applicable

CUSIP No.  14170M106                   13G                     Page 5 of 5 Pages
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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 11, 2000



                         MEDICAL MANAGER CORPORATION


                         By:  /s/ James R. Love
                             -----------------------------------------
                             Name:  James R. Love
                             Title: Executive Vice President and
                                    Chief Financial Officer
                                    (Principal Financial and Accounting Officer)